Mail Stop 3-8

June 17, 2005

By Facsimile and U.S. Mail

Mr. Dan W. Matthias
Chairman and Chief Executive Officer
Mothers Work, Inc.
456 North Fifth Street
Philadelphia, PA 19123

>   **Re: Mothers Work, Inc.**
>   **Form 10-K for the year ended September 30, 2004**
>   **Form 10-Q for the quarter ended March 31, 2005**
>   **File No. 0-21196**

Dear Mr. Matthias:

We have reviewed your March 14, 2005 response to our prior comment letter and have the following additional accounting comments. Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, for the year ended September 30, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

1.   We note your response to our comments 1 and 9 from our previous comment letter dated February 24, 2005 relating to the disclosure of sources of revenues and the basis for your belief that you have only one operating segment when complying with the reporting requirements of SFAS 131. We also note your revised disclosures in Note 11 of Form 10-Q filed last month. Based on our understanding of your operations from the disclosures in your current filings on Forms 10-K and 10-Q as well as the information provided in your last response regarding this matter, we believe you may have more than one operating segment and we would like to receive additional information relating to your compliance with SFAS 131. Your response states that revenues from your internet and 232 leased department locations were less than 10% of total revenues. In this regard, we note your disclosure on page 4 of your Form10-K that you expect to expand your presence in Sears from 71 to a total of 645 stores in March 2005. Your disclosures on page 6 state that, in addition to the internet and lease department locations, you operate your other retail stores under four retail concepts, which suggests that the financial information from those four retail concepts are reviewed by your Chief Operating Decision Maker. Please provide us with the revenues and gross margin for the following aspects of your operations for YTD fiscal 2005 and the last three fiscal years 2002-2004: (1) each of your four retail store concepts you discuss on page 6; (2) separately for your internet and leased department locations; and (3) the stores in your "new superstore concept" that you began testing during 2004. In addition, we also understand from your response that your Chief Operating Decision Maker (CODM) is your Chairman and CEO. In order to better understand your basis for concluding that you have only one operating segment to comply with the requirements of SFAS 131 and your compliance with the disclosure required Item 101(c)(1)(i) of Regulation S-K., please also provide us the following:

            (a)   Representative sample of the monthly internal reports provided to your CODM that reports your operating results.

            (b)   Representative sample of the financial reports provided to your

Board of Directors.

(c)   Representative sample of the budget and forecast reports used by the CODM to allocate resources and to assess operations, if applicable.

(d)   A summary of the capital expenditure authority of your management noting the level of management and the amount of expenditure authority.

(e)   An organizational chart detailing your management structure under the CODM as it relates to managing the operational aspects of your business.

(f)   Explain to us any variable compensation arrangements that you may use that are tied to your business performance. For example, please address whether bonuses paid to management are based upon product line sales, margins, store profitability, or any other metric.

(g)   Explain to us how you manage your more than 1,500 retail locations, including 877 stores as of March 31, 2005, with an emphasis on how your CODM makes decisions regarding your operations.

(h)   Explain to us the process you utilize and the factors you consider when making decisions regarding significant capital expenditures.

(i)   Explain to us how you make decisions relating to product selection and product pricing. Your response should specifically address what role, if any, your CODM has in merchandising decisions. Please provide us with a representative sample of reports that senior management uses to assist them in strategic merchandise decisions.

2.   We note your response to our comment 11 from our previous comment letter dated February 24, 2005 relating to the revenues you earn from marketing partnerships programs. Please explain to us your basis in GAAP for not treating the payments received as a reduction in costs incurred such as marketing and advertising instead of your current classification of these payments as revenues.

Form 10-Q, for the quarter ended March 31, 2005

Item 2. Management's Discussions and Analysis of Financial Condition and Results of Operations

Restatement, page 16

3.   Please advise or file on EDGAR your amendments for Form 10-K for the year ended September 30, 2004 and Form 10-Q for the quarterly period ended December 31, 2004 to reflect the restatement of your financial statements for your lease accounting as you disclosed in your Form 8-K dated May 5, 2005.

Results of Operations

Three Months Ended March 31, 2005 and 2004, page 18

4.   You present the change in comparable store data for 898 locations, which appears to exclude your leased department store locations. You disclose the addition of 569 Sears leased department retail locations since March 2004 and a total of 1,597 retail locations as of March 31, 2005. However, the information presented does not include the change in comparable sales data for the retail locations that you lease from major department stores. It appears that the leased department locations represent a growth area for your operations and your disclosures should provide data similar to what you currently provide for comparable stores. Please tell us for all periods presented and revise your disclosures in future filings to present the change in sales for comparable leased department locations, or explain to us why you believe that presenting this information is not appropriate. Please also discuss if you expect similar increases in the future in the number of leased locations. Refer to Item 303(a)(3) of Regulation S-K.

General

        As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T. If you have any questions regarding our comments, please direct them to Milwood Hobbs at (202) 551-3241 or Donna Di Silvio at (202) 551-3202 or, in their absence, to the undersigned at

(202) 551-3841. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

Sincerely,

Michael Moran
Accounting Branch Chief